UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

BitOGenius Inc

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of organization:

April 30, 2019

Physical address of issuer:

202 Mamaroneck ave, suite 505, White Plains, New York 10601

Website of issuer:

https://bitogenius.com

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 5% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Class B Common Stock

Target number of securities to be offered:
179.429

Price (or method for determining price):
$280

Target offering amount:
$50,240

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$1,234,880

Deadline to reach the target offering amount:
April 30, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	1,256,111	1,246,399
Cash & Cash Equivalents	72,466	337,597
Accounts Receivable:	12,417	7,155
Short-term Debt:	12,849	60,055
Long-term Debt:	140,000	0
Revenues/Sales	535,094	1,045,651
Cost of Goods Sold:	89,348	191,075
Taxes Paid:	0	0
Net Income:	(83,081)	(464,150)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to

demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the educational technology (edtech)industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the edtech industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the edtech industry;
- growth of, and risks inherent in, the edtech industry in USA;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products and services;

- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to BitOGenius Inc shall include any joint venture in which BitOGenius Inc holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of BitOGenius Inc.

"Company " means BitOGenius Inc.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means BitOGenius Inc.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Class B Common Stock of BitOGenius Inc.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:

BitOGenius Inc

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Martin Horstman   **Dates of Service:** April 2019

Martin Horstman is a seasoned technology leader and the current CEO of BitOGenius Inc., a company specializing in innovative 'Phygital' games that blend physical and digital experiences for global audiences. With a deep background as a Senior Software Engineer, Software Architect and Technical Lead, Martin brings a wealth of expertise in software design, architecture, and agile methodologies to his role at BitOGenius Inc.

Professional Background

Before taking the helm at BitOGenius, Martin was the President and founder of AlgoCrunch Inc., where he developed a proprietary game engine tailored for rapid mobile game development. Over the course of 15 years, he published numerous mobile games on the Apple App Store and created a variety of demo games, ranging from digital trading card games to word puzzles and arcade games.

Martin also served as a partner in the web development firm, Pixafy, from 2010-2011. Martin ran the technical team developing real estate websites, live video conference software and more during the initial growth of the company.

Prior to his entrepreneurial ventures, Martin made significant contributions in the corporate sector. He worked as a Senior Software Engineer at FAST Technology from February 2010 to June 2019, where he was instrumental in enhancing system performance and architecture. He was recognized as a tech lead on multiple client projects, overseeing the development of multi-million-dollar life insurance administration systems.

Martin's career began at EMC, where he joined as a software engineer and quickly ascended to a senior role within his first year. His responsibilities included working on internal custom compilers and network monitoring systems, where he became proficient in handling complex, multi-threaded C++ applications.

Education

Martin holds a degree in Software Engineering from a notable university, where he honed his technical skills that would later define his professional path. Known for his problem-solving abilities and technical acumen, Martin is often the go-to expert when faced with challenging tech hurdles.

Experience



BitOGenius Inc
3 yrs 2 mos

CEO
Jan 2021 - Present · 3 yrs 2 mos

CE
Full-time
Jan 2021 - Jan 2021 · 1 mo



President
AlgoCrunch Inc · Self-employed
Feb 2009 - Present · 15 yrs 1 mo
New York, United States

At AlgoCrunch, Inc I developed a proprietary game engine for developing mobile games rapidly. Primarily as a hobby, I used this game engine to develop mobile games for clients and have published half a dozen games to the Apple App store. I have created dozens of other demo games ranging from digital trading card games to word games to simple arcade games.



CEO
Tink Digital Inc
Jun 2019 - Jan 2021 · 1 yr 8 mos

At Tink Digital we are creating products and games to foster creativity and imagination in the modern child. Using our proprietary technology we create Phygital games that excite and inspire, at an affordable pr ...see more

---



Sr Software Engineer
FAST Technology · Contract
Feb 2010 - Jun 2019 · 9 yrs 5 mos
New Jersey, United States

I started with FAST while the company was very young. During my time at FAST I made important contributions to the performance and architecture of the system, implementation features and client projects. I was often the "go to" guy when developers were faced with tough challenges and no clear solutions.
In addition to being a developer, while at FAST I was the tech lead on multiple clients for the development of multi million dollar life insurance admin system. I oversaw a team of developers whose size varied, anywhere from 2 to 10 developers and directly liaised with the client to ensure accuracy and high quality deliveries.



Sr Software Engineer
EMC · Full-time
Aug 2006 - Jan 2010 · 3 yrs 6 mos
New York, United States

EMC was my first full time job out of college. After only one short year I was promoted to Sr Software Engineer based on the merit of my skills and contributions to the projects. While at EMC I primarily worked on the internal custom compiler and network monitoring systems. I quickly became intimately familiar with the complicated multithreaded c++ application spanning dozens of modules and over a million lines of code.

Education



Stony Brook University
Bachelors, Applied Math and Statistics, Computer Science
2002 - 2006
Activities and societies: Molecular Dynamics Research

While at StonyBrook University I had the unique opportunity to be part of the Molecular Dynamics Ph.D. level research group. Here we primarily focused on protein folding packages running on super computers. I worked on the QCDOC super computer and helped bring it onto the "top 500" fastest computers in the world list (at the time) by adapting the LinPack library to it's unique 6 dimensional architecture.
Additionally, I spent 2 weeks in China working with a leading Protein Folding researcher where I developed a scalable 3 dimensional volumetric FFT algorithm to work as part of his larger protein folding package. This algorithm helped the package to become one of the fastest in the world at the time.

Name: Alysha Horstman   **Dates of Service:** April 2019

Alysha Horstman is the Chief Creative Officer at Bit O Genius Inc., where she plays a pivotal role in steering the creative direction of the company. With an extensive background in visual arts and digital media, Alysha's innovative leadership is instrumental in the development and success of the company's products, including the rebranded Video Game Maker, Pixicade.

Professional Background
Since January 2021, Alysha has served as CCO and Director of Education at Bit O Genius Inc., a dynamic venture she co-manages with her husband. Her multi-faceted role encompasses overseeing the creative and educational aspects of the company, enhancing both product design and user engagement. Her creative expertise has significantly contributed to the Company's mission of fostering creativity and imagination through digital and 'Phygital' games.

In addition to her roles in the tech industry, Alysha is deeply committed to education. Since September 2007, she has been an Artist-Teacher at Hastings UFSD in New York, where she teaches a wide array of visual arts classes, including Studio Art, Media Arts, and Animation. She also served as the Advisor to the Hastings Chapter of the National Art Honor Society, nurturing the next generation of artists.

From January 2010 to June 2019, Alysha worked as an Artist-Illustrator at AlgoCrunch Inc., where she designed and created illustrations and graphics for iOS games and web applications. Her artistic contributions have elevated the visual quality and user experience of numerous digital products.

Education

Alysha holds a Bachelor of Fine Arts (BFA) and a Master of Arts in Teaching (MAT) in Illustration and Art and Design Education from the Rhode Island School of Design, where she was involved in several activities, including RISD Reach, and served as a Drawing Teaching Assistant and Resident Advisor.

Experience



Chief Creative Officer (CCO)
Bit O Genius Inc · Self-employed
Jan 2021 - Present · 3 yrs 2 mos
Westchester County, New York, United States

I wear many hats within our Husband and Wife company; as CCO and Director of Education. We are thrilled to take this next step in our company's growth with the launch of our rebranded Video Game Maker, Pixicade.



CCO Tink Digital Ink
Tink Digital Inc · Full-time
Jun 2019 - Present · 4 yrs 9 mos
Westchester, NY

 



Artist-Teacher
Hastings UFSD
Sep 2007 - Present · 16 yrs 6 mos
New York, United States

As a Visual Arts Educator I have taught a breadth of classes including Studio Art, Media Arts, Sculpture, Computer Graphics, Animation, Creative Construction and Illustration. I also serve as the Advisor to Hastings Chapter of the National Art Honor Society.



Artist-Illustrator
AlgoCrunch Inc.
Jan 2010 - Jun 2019 · 9 yrs 6 mos

Design, advise and create illustrations and graphics for iOS games and web applications.

Education



Rhode Island School of Design
Bachelor of Fine Arts (BFA), MAT, Illustration, Art and Design Education
2002 - 2006
Activities and societies: RISD Reach, Drawing TA, RA

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Please refer to Question 4 above.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**

Martin Horstman	656,666 shares Class A Common Stock	60.54%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$50,240**	**$1,234,880**
Less: Offering Expenses		
Portal Fee	$2,512	$61,744
Net Proceeds	**$47,728**	**$1,173,136**
Sales and marketing	$15,000	$450,000
Product and R&D	$20,000	$400,000
Inventory	$10,000	$160,000
Operations	$2,728	$163,136

If Target Offering Amount is Sold:

1. **Sales and Marketing ($15,000):**
   - Allocation towards targeted advertising campaigns to enhance brand visibility and drive user acquisition.
   - Investment in marketing strategies aimed at expanding market reach and promoting product awareness.
2. **Product and Research & Development ($20,000):**
   - Funding for ongoing research and development efforts aimed at enhancing product features and functionality.
   - Investment in innovation to maintain competitiveness and meet evolving customer needs.
3. **Inventory ($10,000):**
   - Procurement of essential inventory to meet anticipated demand and facilitate smooth product distribution.
   - Ensuring adequate stock levels to support sales initiatives and operational requirements.
4. **Operations ($2,728):**
   - Allocation towards general operational expenses, including administrative costs, utilities, and overheads.
   - Sustaining day-to-day business operations to support growth and expansion initiatives.

If Maximum Offering Amount is Sold:

1. **Sales and Marketing ($450,000):**

- Substantial investment in comprehensive marketing campaigns across multiple channels to maximize brand exposure and user acquisition.
- Deployment of targeted advertising strategies to reach new markets and drive customer engagement.

2. **Product and Research & Development ($400,000):**
   - Significantly increased funding for research and development activities aimed at product innovation and improvement.
   - Accelerated development of new features and functionalities to stay ahead of market trends and competition.

3. **Inventory ($160,000):**
   - Expanded procurement of inventory to meet the demands of a larger customer base and support increased sales volume.
   - Ensuring sufficient stock levels to capitalize on sales opportunities and maintain customer satisfaction.

4. **Operations ($163,136):**
   - Allocation towards operational expenses to support expanded business operations and infrastructure.
   - Investment in scaling operational capabilities to accommodate growth and ensure organizational efficiency.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

Investors should be aware of the followings:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;

- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

Rolling Close
If the Target Offering Amount is reached before the Offering Deadline, the issuer may conduct a rolling close, in which the issuer will withdraw all or part of the funds raised

while keeping the Offering open until the offering deadline. If the issuer decides to conduct a rolling close, Mr. Crowd will notify investors by email at least 5 business days before the rolling close date. These investors can cancel their investment commitment before the 48-hour period prior to the rolling close date. These investors who have cancelled their investment commitments will receive a refund of their original investments. If these investors do not cancel their investments, their investments will become final at the rolling close date and investors will not be able to cancel or change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Minimum Target	$50,240 USD
Maximum Target	$1,234,880 USD
Pre-money Valuation	$15,185,688 USD
Equity Offered	0.33% - 7.52%
Securities Type	Class B Common Stock
Regulation	Regulation CF
Closing Date	30 Apr 2025

Share Price $280.00

Shares Offered
179.429 - 4,410.285

14. Do the securities offered have voting rights?
No

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights

Class A Common Stock:	1,200,000	1,084,692	YES	NO
Class B Common Stock:	50,000	0	NO	NO

Par Value:

Class A Common Stock: Each share has a par value of $0.0001.

Class B Common Stock: Each share has a par value of $0.002.

Voting Rights:

Class A Common Stock: Each holder is entitled to one vote per share on matters submitted to a vote of shareholders.

Class B Common Stock: Holders have no voting rights.

Economic Interest:

Class A Common Stock: The economic interest of each share is defined as one-twentieth (1/20) of the economic interest of one share of Class B Common Stock.

Class B Common Stock: The economic interest is the base measure, with Class A Common Stock having a 1/20 economic interest.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**

Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Class B Common Stock, have no voting rights over the affairs of the company.

Furthermore, Purchasers in this offering may possess rights that are subordinate to those of other investors, and their impact on the corporate decisions of the Company will be limited. Additionally, Purchasers may have limited ability to exert influence on decisions made by the principal shareholders, particularly if such decisions are at odds with the preferences of the Investors or have a negative impact on the value of the Purchasers' securities in the Company. The Purchasers generally do not control day-to-day business decisions or management of the issuer, and their interests may conflict with those of the principal shareholders. Importantly, there is no guarantee that the company will develop in a way that is advantageous to the Purchasers.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:
As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Class B Common Stock

Business Overview:
BitOGenius Inc., founded in 2019 by Martin and Alysha Horstman, is headquartered in White Plains, NY. The company's mission is to make video game creation accessible to a broad demographic, utilizing Pixicade, its patented game creation technology. This innovation leverages Martin's extensive experience in software engineering and Alysha's background in illustration and education.

Product Overview:
Pixicade is an award-winning mobile application and learning kit that has shown substantial user engagement. Over its initial phase from 2021 to 2023, the application

garnered over 800,000 users and facilitated the creation of 5 million games, generating significant revenue. The company has plans for modest growth, focusing on expanding its user base and exploring new revenue streams without projecting excessive future earnings.

Funding and Financial Strategy:
Initially capitalized with $150,000 by the founders, BitOGenius has subsequently raised funds through private investments to support its growth initiatives. The company is seeking up to $1.23 million in funding to implement strategic developments in its product offerings and platform technology.

Market Position and Competitive Analysis:
Pixicade distinguishes itself in a competitive landscape featuring established successes such as Minecraft and Roblox by offering a patented technology that simplifies game creation, particularly for educational purposes. This positions Pixicade as a unique player in the market, particularly attractive to educational institutions and families.

Leadership and Advisory Team:
CEO Martin Horstman brings a robust background in software development and game design, while CCO Alysha Horstman contributes her expertise in arts education and illustration. The advisory board includes individuals with extensive experience in consumer marketing, strategic investments, and public relations, supporting the company's ongoing development and market strategies.

Valuation Determination:
The board of directors of BitOGenius Inc. has determined the company's current valuation to be **$15 million**. This valuation has been established by the board without relying on an independent appraisal and does not necessarily reflect market value, book value, or other traditional financial metrics. The offering price has been set based on internal assessments of the company's capital and operational expenditure needs, alongside estimates of future profitability.

Price of the Securities Offered, the Class B Common Stock
Based on the valuation of BitOGenius Inc. at $15 million and with a total of 1,084,692 issued and outstanding shares of Class A Common Stock, the calculated share price rounds to approximately $14 per share. This price per share is derived by dividing the total company valuation by the number of outstanding Class A shares.

The economic interest of each Class A Common Stock share is defined as one-twentieth (1/20) of the economic interest of a Class B Common Stock share. Class B shares, which do not carry voting rights, are valued at twenty times the economic interest of Class A shares. Consequently, **the price per Class B share is approximately $280.**

Methods for how the securities may be valued by the issuer in the future:

The Board of Directors will periodically review the utilization of valuation methods to assess our securities, aiming to ensure fair and reasonable estimations across diverse situations and corporate stages. For example, if the Company experiences growth, along with stable cash flow and income, valuations based on cash flow could be considered for both assessing the Company and valuing the securities to be issued. The Company may also enlist independent third parties to assist in evaluating the Company's valuation and the securities to be issued in the future.

Potential methods for valuing securities in the future may include:
- Considering recent comparable financings of companies similar and comparable to ours.
- Applying the Price/Earnings Ratio of companies in similar industries or those similar and comparable to us.
- Utilizing the cash flow Discounted Cash Flow (DCF) method.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Class B Common Stock holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:
a. **Additional Issuances of Securities**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**
The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**
Although as Class B Common Stock holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**
Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:
The Long term liabilities of the company of $140K is an Interest-free convertible debt against a Simple Agreement For Future Equity.

25. What other exempt offerings has the issuer conducted within the past three years?
N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

a. **any director or officer of the issuer;**

    b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

    c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

    d. **any immediate family member of any of the foregoing persons.**

The company paid Compensation to its director as below. These are the only related party transaction during the year mentioned.

Director Name	2023	2022
Martin Horstman	$95,455	$90,188
Alysha Horstman	$83,846	$90,192

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes. BitOGenius Inc was incorporated in 2019 with over 5 years of operating history.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation
In 2023, our total revenue amounted to $535,094, reflecting a decrease from $1,045,651 in 2022. This decline is primarily attributed to a reduction in sales, which dropped from $355,223 in 2022 to $228,581 in 2023 and a reduction of royalties which dropped from $698,183 in 2022 to $312,669 in 2023.

From 2021 - 2023, BitOGenius licensed Pixicade to a Direct To Consumer company to manage domestic marketing, sales and distribution of the Pixicade consumer product. Our partner company's primary method of advertising was TV focused. Throughout

2021 and 2022, the effectiveness of TV advertising drastically declined, while costs increased. This changing advertising landscape significantly impacted our partner company, causing them to pivot away from TV advertising and shift their business model accordingly. Pixicade no longer fit in their overall business strategy, and we mutually agreed to end the relationship as of 12/31/2023. This however had significant impact to 2023 sales and revenue due to their cancellation of all advertising and reduced sales efforts. Moving forward in 2024, we've partnered with a fantastic company, Abacus Brands, to take over distribution of the Pixicade consumer product. Abacus Brands demonstrates proven history selling tech related products and is at the forefront of modern advertising methodologies. Abacus Brands is also an investor in BitOGenius Inc.

Gross Profit:
Our gross profit in 2023 was $445,747, down from $854,576 in 2022. This decline is primarily attributed to the decrease in total revenue, as well as decreased costs of goods sold, which declined from $191,075 in 2022 to $89,348 in 2023.

Expenses:
Operating expenses in 2023 amounted to $581,833, compared to $1,252,986 in 2022. Key expense categories, such as consultants' expenses, have been significantly reduced, aligning with our commitment to operational efficiency. We have also taken measures to control costs in various areas, including advertising and marketing, legal and professional, and travel expenses.

Operating Profit:
Despite our efforts to manage expenses, the company experienced an operating loss of $136,086 in 2023, compared to a loss of $398,411 in 2022. This decrease in operating loss is attributed to our focus on cost management and strategic adjustments in response to changing market conditions.

Other Income/Expense:
The management fee and advertising income decreased from $57,572 in 2022 to $53,006 in 2023. There were no interest expenses in 2023, compared to $123,311 in 2022.

Net Profit:
Bitogenius Inc. recorded a net loss of $83,081 in 2023, an improvement from the net loss of $464,150 in 2022. This improvement is indicative of our commitment to operational efficiency, cost control, and strategic adjustments to navigate challenges and seize opportunities.

In conclusion, while 2023 presented its set of challenges, Bitogenius Inc. has undertaken decisive actions to streamline operations, manage costs, and position the company for sustained growth. We remain focused on innovation, product optimization, and operational excellence to create long-term value for our shareholders.

Cash flows

Operating Activities

In 2023, net cash used by operating activities was $102,395, showing a significant improvement from the previous year's $717,072, which signals a reduction in operational cash burn. This improvement primarily stemmed from a notable decrease in net losses from $464,150 in 2022 to $83,081 in 2023. The reduced net income loss can be attributed to enhanced operational efficiency and improved cost management. Despite these gains, challenges persisted, such as slight increases in debtor balances and inventory levels, which tied up additional cash. However, these effects were partly offset by an increase in depreciation expenses from $6,578 to $66,106, providing some relief to the cash spent.

Investing Activities

Investing activities continued to significantly drain resources, with a total cash outflow of $302,736 in 2023 and slightly more at $302,897 in 2022. These near-consistent investments in property and equipment are critical for our long-term growth, albeit they present short-term liquidity challenges. Our commitment to this level of investment underscores its importance to our strategic growth plans, even though it temporarily impacts our cash flow negatively.

Financing Activities

The financing activities showed a considerable shift, with net cash from financing activities totaling $140,000 in 2023 compared to $1,155,476 in the previous year. The prior year included a significant capital contribution of $1,480,476. In 2023, the company successfully raised funds through convertible debt ($140,000 is an interest free convertible debt against a Simple Agreement For Future Equity), albeit at a lower scale than the capital raised in 2022. This indicates a more conservative approach to financing in 2023, aiming to balance financial inflows with operational needs without overly diluting existing equity.

Net Change in Cash

The net decrease in cash and cash equivalents for the year was $265,131, leaving us with an ending balance of $72,466. This marks a shift from the increase of $135,508 observed in 2022, which ended with a balance of $337,597. The year-over-year decrease in our cash balance underscores the ongoing investments and our transition phase towards operational sustainability and profitability. Despite the challenges, our focus remains steadfast on achieving operational efficiencies, managing working capital effectively, and employing strategic financing to support our growth initiatives while navigating these financial dynamics.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources
Current Assets:
As of December 31, 2023, our current assets amounted to $102,714, reflecting a decrease from $361,248 in 2022. This change is primarily attributed to a decrease in cash and cash equivalents, which decreased from $337,597 in 2022 to $72,466 in 2023.

Inventory increased slightly from $16,495 in 2022 to $17,831 in 2023, demonstrating prudent inventory management. Accounts receivable also increased from $7,155 in 2022 to $12,417 in 2023, reflecting sales and credit terms.

Fixed Assets:
Our fixed assets, including software, other intangible assets, and software under construction (CWIP), totaled $773,502 in 2023, compared to $470,767 in 2022. The increase is mainly due to investments in software and CWIP to enhance our operational capabilities.

Current Liabilities:
Current liabilities decreased from $60,055 in 2022 to $12,849 in 2023. This decrease is primarily attributed to a reduction in unearned sales revenue, emphasizing our commitment to managing liabilities prudently.

Long-term Liabilities:
Long-term liabilities include convertible debt from investors, which amounted to $140,000 in 2023. This convertible debt is an interest-free convertible debt against a Simple Agreement For Future Equity. There was no such debt in 2022. This indicates a strategic decision to secure interest-free financing to support our long-term growth initiatives.

In conclusion, Bitogenius Inc. has maintained a strong financial position, strategically managing its assets, liabilities, and capital structure to support its long-term objectives. We remain committed to financial prudence, operational excellence, and value creation for our shareholders.

The company anticipates meeting its operational and capital expenditure needs through a combination of operating cash flows, existing cash and cash equivalents, funds generated from the current offering, and potential access to credit facilities. While additional funds might be pursued through public or private equity offerings or debt financings, there is no guarantee of obtaining such funding on acceptable terms, or securing it at all.

Unforeseen events or new business developments may necessitate the acquisition of additional funds. The success of the company in securing future opportunities cannot be assured. Any unforeseen developments would potentially require the company to seek additional financing.

Despite the company's expectations of revenue growth in the upcoming years, it's important for investors to recognize that past results and cash flows may not accurately predict future performance.

In this offering, the company is seeking a minimum of $50,240, which would enhance its liquidity and strengthen its balance sheet. However, it is emphasized that the acquisition of these funds, along with any additional funds, is not deemed essential for the business's viability in the next 12 months. The company believes that its existing cash, combined with the proceeds from the offering, is anticipated to be sufficient to finance its operations over the next 12 months.

According to the market situation, we may raise additional funds through public or private equity offerings or debt financings.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:
Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security?
    No

    (ii) involving the making of any false filing with the Commission?
    No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security?
    No

    (ii) involving the making of any false filing with the Commission?
    No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer?

No

(B) engaging in the business of securities, insurance or banking?

No

(C) engaging in savings association or credit union activities?

No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

No

(ii) places limitations on the activities, functions or operations of such person?

No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?

No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section

206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

No

(ii) Section 5 of the Securities Act?

No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://bitogenius.com

The issuer must continue to comply with the ongoing reporting requirements until:
   a.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Martin Horstman

[Signature Code: FtGdbsUfFAlG8CH2KwzpBJTF_20UP2wvzx8vZMFRIIHPYLBgEV_-nY8b__yq-NcHFgbX1FvRcZVbC_oQt-iQqSyL_UwaLqZZO0A0q9r9wRUOv4FDiW616g]

Martin Horstman

BitOGenius Inc

CEO
Date: 10 Sep 2024

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Business Plan: BitOGenius Inc.

Executive Summary:

Founded in 2019 by husband-and-wife team Martin and Alysha Horstman, BitOGenius Inc. is a pioneering company based in White Plains, NY, dedicated to democratizing video game creation. Through Pixicade, our multiple award-winning and patented open-ended game creation technology, we empower anyone to transform their physical drawings into playable video games. Our unique approach makes game creation accessible and enjoyable for people of all ages and interests. Combining Martin's extensive background in software engineering with Alysha's expertise in illustration and teaching, BitOGenius is committed to fostering creativity and innovation in gaming for a diverse audience.

Our team consists of five dedicated employees, including three developers and one operations manager, all of whom have been with the company for over 2-3 years, demonstrating strong commitment and expertise. We have achieved global distribution for Pixicade as a consumer product and have generated over $15 million in sales through licensees. Additionally, we have secured a major influencer contract and are currently in negotiations to license three of the world's leading brands.

Our unique selling proposition and competitive advantage lie in our ability to let anyone turn their drawings into playable games, promoting creativity and learning. Our business model focuses on generating revenue through retail sales via our global distributor, and through our app via advertising, subscriptions, and in-app purchases. By combining innovative technology with strategic partnerships and a strong sales model, BitOGenius is positioned for continued growth and success in the gaming and educational technology markets.

Our Mission

With the rise of social media, we saw firsthand in the classroom a decline in children's ability to think creatively and express their own ideas. Pixicade aims to reverse this trend by allowing kids to create their own fun, shareable video games in seconds simply by drawing a picture! By empowering kids to fulfil their dreams of creating their own games, Pixicade fosters imaginative growth, creative exploration, problem-solving and

many more valuable 21st century skills, setting the stage for a lifetime of creative development.

Company & Founders

Founded in 2019 and located in White Plains NY, BitOGenius Inc was created husband and wife team, Martin and Alysha Horstman. Martin's 17 years of experience as a sr. software engineer, software architect and tech lead combined with Alysha's RISD trained illustration skills and over 12 years teaching high school art give BitOGenius unique insight into the minds of children and ed-tech needs.

Product Overview:

Pixicade, the company's flagship product, is a multiple award-winning mobile app and children's learning kit. It's strategic go to market plan (2021-2023) witnessed remarkable success with over 865,000 users, 5.6 million games created, over $15 million in gross revenue through licensees, and international distribution in over 15 countries. Leveraging this success, BitOGenius is now ready to scale the business, introducing new retail distribution partners, a digital-first strategy, and growth through valuable world-class licenses.Anticipating exponential growth, BitOGenius targets 40 million users generating $168 million in revenue over the next five years.


Pixicade™
MOBILE GAME MAKER
EDUCATION EDITION!
Turn your drawings into playable games!

Design, play, problem solve, & share

Pixicade™ is an innovative STEAM program with an open-ended play pattern that is both physical and digital. The curriculum was created by an award winning veteran teacher and connects game design with story telling, making it a powerful tool to support student literacy.

Pixicade™ uses the video game design process to foster creativity and develop 21st-century skills. The game making process is fun, fast, and easy. Just Draw, Snap, and Play and watch your games come to life! Students can then edit, enhance, and share their games with others.

Pixicade™ pairs easily with a wide range of subject content such as Science, History, Mathematics, Health and even Religious Studies. Creating games with Pixicade™ is a fantastic way for students to demonstrate understanding and reinforce their learning. Pixicade™ is also an exciting student reward system. There are so many ways to bring the magic of Pixicade™ to your students and support your teaching goals!


CREATIVITY & STORY TELLING
DRAW
SNAP
LOGICAL THINKING
PROBLEM SOLVING
EDIT
PLAY
INNOVATION DIGITAL LITERACY

Product Pipeline

Our leading product, Pixicade, is an internationally award winning mobile app and children's learning and activity kit. The product plan is:

Go To Market (2021 – 2023) results include:
- Over 865,000 users
- Over 5.6 million games created
- Reached #1 in the iOS Family games category
- Featured by Newsweek, USA Today, National Geographic, BuzzFeed, Time For Kids, Stem.org, Good Housekeeping, and many more
- 4.4 / 5 stars on Amazon with over 6,000 ratings
- Implement digital retention and monetization mechanisms

Digital Expansion (begins 2024)
- Secure global retail distribution detail (complete)
- Secure prominent influencer contracts (complete)
- Secure valuable license partnerships (in contract)
- Launch of digital first strategy
- Execute and launch licensed physical and digital offerings
- Launch AI asset and game creation
- Focus on exponential user acquisition and growth

Launch into B2B(begins 2026)
- Soft launch of our professional game engine
- Educational platform full launch (including new learn-to-code features)

Competitive Analysis:

In a market validated by long-term successes like Minecraft and recent hits like Roblox, Pixicade stands out with its patented game engine. The flexibility of Pixicade allows children to effortlessly create engaging games while providing educational benefits. With Pixicade, everyone is a game creator. Simultaneously, the platform empowers brands and content creators to develop professional-quality applications.

Funding History:

BitOGenius Inc. was formed in 2019 with approximately $150,000 invested by the founders. The company raised $700,000 from 2019-2020 to launch Pixicade's go to market strategy and secured an additional $171,000 in 2022 to support continued growth. From 2021-2023, Pixicade was licensed to a D2C marketing company, generating significant brand revenue.

Financing Requirements:
In the current funding round, BitOGenius Inc. seeks to raise up to $1.23 million to fuel the implementation of it's digital expansion strategy. This includes enhancing digital retention and monetization strategies within Pixicade for all users, incorporating valuable licenses, and securing major influencer partnerships. The funds will be allocated towards human resources, research and development, licences and servers, performance-based advertising, sales and marketing, conventions and tradeshows, legal and IP maintenance, and inventory.

Executive Team:

CEO: Martin Horstman
- Extensive experience in software engineering, game development, and web development.

CCO: Alysha Horstman
- RISD-trained illustrator with over 12 years of teaching experience in high school Art & Graphic Design.

Investor and Advisory Team:

Investor: John Gorman
- Experienced investor and strategic advisor with two multimillion-dollar exits.

Partner & Advisor: Robert Yusim
- Consumer product marketing expert with 34 years of expertise.

Partner and Advisor: Jennifer Stein
- CEO of AIE Public Relations with over 24 years in the toy industry and media.

Conclusion
In the dynamic landscape of educational technology, BitOGenius Inc. stands as a beacon of innovation and growth. Poised for substantial expansion, the company's success story is rooted in its groundbreaking Pixicade platform and meticulous strategic plans. As the company moves forward, the confluence of a proven track record, an adept leadership team, and a distinctive offering in the children's gaming and creation space positions BitOGenius as a frontrunner in the ever-evolving ed-tech industry.

BitOGenius Inc. envisions a future where the Pixicade platform not only continues its triumphant journey but also expands its horizons with strategic initiatives. The amalgamation of Martin and Alysha Horstman's expertise has manifested in a product that not only resonates with over 800,000 users but has also garnered acclaim from reputable sources, propelling it to the top of the iOS Family games category.

As the company embarks on its digital expansion strategy, the vision extends beyond numbers. The focus on educational value, online safety and creative growth reflects a commitment to not just entertain but also empower young minds. Anticipating exponential user acquisition, BitOGenius foresees reaching 40 million users and generating $168 million in revenue over the next five years.

Looking even further into the future with its B2B launch, BitOGenius plans to soft launch its professional game engine which enables creators and brands to rapidly create high quality 2D games with no coding required. Leveraging the millions of games created on the Pixicade platform, the company aims to pioneer automated AI-based game generation, opening new frontiers in the intersection of technology and education.

The competitive analysis underscores Pixicade's uniqueness, offering a flexible game engine that not only fosters creativity and critical thinking in children but also provides a platform for brands and content creators to craft professional-quality applications.

In conclusion, BitOGenius Inc. envisions a future where its Pixicade platform becomes the world's leading game creation and entertainment platform for kids. For parents and educators, Pixicade will be synonymous with innovative learning and creative expression. The company's commitment to excellence, coupled with a robust foundation and strategic foresight, positions it as a leader in shaping the digital landscape for the next generation. As BitOGenius continues to revolutionise the gaming and ed-tech industry, the journey towards unlocking the full potential of interactive learning and play has only just begun.

Appendix B - RISK FACTORS
RISKS RELATING TO OUR BUSINESS AND INDUSTRY

Market Dynamics and Competition: The children's gaming and creation space is highly competitive, with established players like Minecraft and Roblox. Intense competition may impact BitOGenius's market share and revenue potential.

Dependency on Pixicade's Success: The company's success is heavily dependent on the sustained popularity and success of the Pixicade platform. Any unforeseen decline in user engagement or market interest could adversely affect financial performance.

Technology and Innovation Risks: Rapid technological changes and evolving gaming trends pose a risk. Failure to adapt to emerging technologies or innovate in response to market demands may result in a loss of competitive advantage.

User Acquisition and Retention: The success of BitOGenius relies on continually acquiring and retaining a significant user base. If the company faces challenges in user acquisition or fails to retain existing users, it may impact revenue and growth projections.

Economic Downturns: Economic uncertainties and downturns may impact consumer spending on non-essential products and services, affecting Pixicade's subscription-based revenue model and overall financial stability.
Regulatory Compliance:

Evolving Regulatory Landscapes: Evolving regulatory landscapes, particularly in the ed-tech sector, may pose challenges in compliance. Changes in regulations or non-compliance could result in legal issues, fines, or operational disruptions.

Intellectual Property Protection: While BitOGenius holds patents for its game engine, there is a risk of intellectual property infringement. Legal disputes or challenges to existing patents could impact the company's ability to protect its technology.

Dependency on Leadership: The company's success is closely tied to the expertise and leadership of Martin and Alysha Horstman. Unexpected changes or disruptions in leadership could impact strategic decision-making and overall company performance.
Cybersecurity Risks:

Cybersecurity Threats: As a technology-driven company, BitOGenius is vulnerable to cybersecurity threats. Data breaches or disruptions in the platform's security may lead to reputational damage and financial losses.

Dependency on Funding: The company's growth plans, especially the implementation of Stage 2 and Stage 3 strategies, are reliant on successfully raising additional funds. Any challenges in securing funding may hinder planned expansions.

User Privacy Concerns: Growing concerns about user privacy and data security could impact user trust. Compliance with evolving privacy regulations is crucial, and any perceived mishandling of user data may result in reputational damage.

RISKS RELATING TO THE OFFERING AND OUR SHARES

Investors considering participation in BitOGenius Inc.'s Regulation Crowdfunding should carefully evaluate the risks associated with the offering and the nature of the shares being offered. The following risks are pertinent to this specific type of crowdfunding offering:

No Public Market for Shares: There is currently no public market for the company's shares, and it is uncertain whether a public market will develop in the future. Investors may experience difficulty selling or transferring their shares due to the absence of liquidity in the secondary market.

Valuation Challenges: The valuation of the company is determined based on various factors, including projections and assumptions. Investors should be aware of the inherent challenges in valuing early-stage companies, and the actual value of the shares may differ from the initial valuation.

Limited Information Disclosure: The company is subject to disclosure requirements under Regulation Crowdfunding. However, the level of information disclosed may be limited compared to publicly traded companies. Investors should be prepared for a potentially reduced level of transparency in assessing the business and its risks.

High Risk of Business Failure: Early-stage companies, like BitOGenius Inc., face a high risk of business failure. The success of the company is dependent on various factors, including market acceptance, competition, and operational execution. Investors may lose their entire investment in the event of business failure.

Potential Dilution: Future capital raising efforts, including subsequent crowdfunding rounds or traditional financing, may result in the dilution of existing shareholders' ownership. This dilution could impact the value of the investment for current shareholders.

Limited Shareholder Rights: Investors participating in this Offering have limited rights compared to traditional equity investments. Voting rights and governance influence may be restricted, potentially limiting the ability to influence corporate decisions.

Economic and Market Conditions: The success of BitOGenius Inc. is influenced by broader economic and market conditions. Economic downturns or unfavorable market trends could adversely impact the company's performance and the value of the investment.

Regulatory Changes: The regulatory landscape for crowdfunding and securities offerings may evolve, potentially impacting the company's ability to conduct future offerings or comply with changing regulations.

No Assurance of Returns: Participation in the offering does not guarantee any return on investment. Investors should carefully assess the risks and rewards, considering the speculative nature of early-stage investments.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT

of

BITOGENIUS INC

Important:
This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among BitOGenius Inc, a company organized and existing under the laws of the State of Delaware ("BitOGenius Inc" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, BitOGenius Inc has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Class B Common Stock of BitOGenius Inc (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

    1.1 Issue of Shares. Subject to the terms and conditions hereof, BitOGenius Inc hereby issues to the Subscriber, and the Subscriber hereby subscribes from BitOGenius Inc **[Shares Subscripted] Shares**, at a Per Share Price equal to **$280.00** (the "Share Price").

    1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to BitOGenius Inc as follows:

        (i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

    1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge BitOGenius Inc a fee specified in the Form C of this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of BitOGenius Inc and such decision is based upon a review of the Form C which has been filed by BitOGenius Inc with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from BitOGenius Inc in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about BitOGenius Inc;

c. the Subscriber acknowledges and accepts the fact the owners of the Shares are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in BitOGenius Inc;

d. BitOGenius Inc is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless

BitOGenius Inc from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless BitOGenius Inc and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to BitOGenius Inc in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to BitOGenius Inc in connection therewith;

f. the Subscriber acknowledges that BitOGenius Inc has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and BitOGenius Inc shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and BitOGenius Inc is not in any way responsible) for compliance with:

> (i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

> (ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with BitOGenius Inc (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in BitOGenius Inc is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on BitOGenius is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and BitOGenius Inc and depends on the advice of its legal and financial advisors and agrees that BitOGenius Inc will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and BitOGenius; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by BitOGenius Inc. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by BitOGenius Inc and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes BitOGenius Inc to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2025, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Delaware, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that BitOGenius Inc shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____

[Signature Code:]

Name: [Subscriber Legal Name]

Email: [Subscriber Email]

Date: [Date of Signing]

Issuer Signature:

Martin Horstman

Name: Martin Horstman

Title: CEO

BitOGenius Inc

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

BITOGENIUS INC
Years Ended December 31, 2023 and 2022
With Independent Accountant's Review Report

BITOGENIUS INC
Financial Statements
Years Ended December 31, 2023 and 2022

Contents

1

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Directors
BITOGENIUS INC

I have reviewed the accompanying financial statements of BITOGENIUS INC, which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in Members capital, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA

Philadelphia, Pennsylvania
Friday, February 9, 2024

2

BITOGENIUS INC

Balance sheet (Unaudited)

	As on December 31,			
		2023		2022
<u>**Assets**</u>				
Current assets:				
Cash and cash equivalents	$	72,466	$	337,597
Inventory in Hand	$	17,831	$	16,495
Accounts Recievable	$	12,417	$	7,155
Total current assets	**$**	**102,714**	**$**	**361,248**
Fixed assets:				
Software		568,274		316,363
Other Intangible Asset		56,676		52,871
Software (CWIP)		148,552		101,533
Total	**$**	**773,502**	**$**	**470,767**
Less : Accumulated Depreciation/Amortization		(72,684)		(6,578)
Net Property, Plant and Equipment	**$**	**700,818**	**$**	**464,189**
Deferred Tax Asset		452,579		420,963
Total Assets	**$**	**1,256,111**	**$**	**1,246,399**
<u>**Liabilities and Stockholders' Equity**</u>				
Current liabilities:				
Unearned Sales Revenue		-		28,548
Trade/Other payable	$	12,849	$	31,507
Total current liabilities	**$**	**12,849**	**$**	**60,055**
Long-term liabilities				
Convertible Debt - Investors (Interest free)	$	140,000	$	-
Total long-term liabilities	**$**	**140,000**	**$**	**-**
Total Liabilities	**$**	**152,849**	**$**	**60,055**
Members Capital		1,103,262		1,186,344
Total Members Capital	**$**	**1,103,262**	**$**	**1,186,344**
Total liabilities and stockholders' Fund	**$**	**1,256,111**	**$**	**1,246,399**

See Independent Accountant's Review Report

BITOGENIUS INC

Statement of Operation (Unaudited)

		For the year Ended December 31,		
		2023		**2022**
Sales	$	228,581	$	355,223
Returns and Allowances	$	(6,156)	$	(7,755)
Royalty & Subscription	$	312,669	$	698,183
Total Revenue	$	**535,094**	$	**1,045,651**
Costs of Good Sold		89,348		191,075
Total Cost of Goods Sold		**89,348**		**191,075**
Gross Profit	$	**445,747**	$	**854,576**
Expenses:				
Advertising & Marketing		3,349		7,661
Bank Charges & Credit Card fee		267		8,712
Computer Expenses		1,102		10,000
Consultants Expenses		-		860,483
Contractors		32,946		30,950
Convention Expenses		9,962		21,412
Depreciation and Amortization		66,106		6,578
Director's/Officer's compensation		179,302		180,380
Dues and Fees		4,292		5,992
Insurance		65,195		73,300
Legal and Professional		32,470		54,555
Office Supplies		978		7,816
Payroll expenses		118,162		164,077
Rent		43,438		35,084
Research and Development		650		1,413
Sales Commission		4,592		10,810
Sales Expenses		8,384		12,441
Software		22,465		11,890
Taxes and Licenses		-		-
Travel Expenses		17,402		36,476
Utilities		2,166		2,115
Deffered Tax Income		(31,617)		(289,290)
Other Expenses		221		132
Total operating expenses	$	**581,833**	$	**1,252,986**
Operating Profit	$	(136,086)	$	(398,411)
Other expense/Income		-		-
Management Fee & Advertising		53,006		57,572
Interest expense		-		(123,311)
Net Profit	$	**(83,081)**	$	**(464,150)**

See Independent Accountant's Review Report

BITOGENIUS INC

Statements of Changes in Stockholders' Equity (Unaudited)

	Common Stock/Additional Paid in Capital	Retained Earnings/(Deficit)	Total Shareholders Fund
Balance at December 31, 2021	396,217	(226,200)	170,017
Common stock/Additional Paid in Capital	1,480,476		1,480,476
Less: Net Profit/(Loss)	-	(464,150)	(464,150)
Balance at December 31, 2022	**1,876,693**	**(690,350)**	**1,186,343**
Additional Paid in Capital/(Capital Distribution)	-	-	-
Less: Net Profit/(Loss)	-	(83,081)	(83,081)
Balance at December 31, 2023	**$ 1,876,693**	**$ (773,431)**	**$ 1,103,262**

See Independent Accountant's Review Report

BITOGENIUS INC

Property and Equipment (Unaudited)

Sl No.		Asset Description	Nos	Life of Asset (Months)	Depreciation Method	Date of Purchase/ capitalization	Amount $	Accumulated Depreciation Amortization			Net Asset
								As on 31st Dec 2022	For the Year 2023	As on 31st Dec 2023	
1		Pets (Software)	1	60	SLM	30-Sep-22	131,559	6,578	26,312	32,890	98,669
2		Pixicade (Software)	1	60	SLM	31-Dec-22	184,804	-	36,961	36,961	147,843
3		Pixicade (Software) 2023 Version[1]	1	60	SLM	31-Dec-23	251,911	-	-	-	251,911
4		Copyright[2]	1	240	SLM	Multiple	10,676	-	534	534	10,142
5		Patent[2]	1	240	SLM	Multiple	39,000	-	1,950	1,950	37,050
6		Trademark[2]	1	240	SLM	Multiple	7,000	-	350	350	6,650
10		Game Engine (CWIP[3])	1		N/A	N/A	148,552	-	-	-	148,552
TOTAL							773,502	6,578	66,106	72,684	700,818

1. The updated version of the software was capitalized on 31st Dec 2023 , hence Depreciation has not been charged.
2. Started Amortizing the asset starting 2023, the expected life is 20Years/240 months.
3. Capital Expenditure Work in Process, not capitalized yet.

BITOGENIUS INC

Statements of Cash Flows (Unaudited)

	December 31,	
	2023	**2022**
Operating activities		
Net income	(83,081)	(464,150)
Depreciation	66,106	6,578
(Increase)/Decrease in Debtors	(5,262)	(6,585)
(Increase)/Decrease in Inventory	(1,336)	4,845
Change in Defferred Tax Asset	(31,617)	(289,290)
Increase (decrease) in trades payables	(47,206)	31,531
Net cash Generated/(used) by operating activities	**(102,395)**	**(717,072)**
Investing activities		
Property and equipment	(302,736)	(302,897)
Net cash used in investing activities	(302,736)	(302,897)
Financing activities		
Net Proceeds from loan	140,000	(325,000)
Net Proceeds from capital contribution/(distribution)		1,480,476
Net cash from financing activities	**140,000**	**1,155,476**
Net (decrease) increase in cash and cash equivalents	(265,131)	135,508
Cash and cash equivalents at beginning of year	337,597	202,089
Cash and cash equivalents at end of year	**$ 72,466**	**$ 337,597**

See Independent Accountant's Review Report

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

BITOGENIUS INC ("the Company") is 65% owned by Martin Horstman and 35% by private equity investors and partners. The Company is the creator of children's toys, games and apps. The company's key brand is "Pixicade" where the company sell a variety of physical kits in retail stores, amazon and internationally through distributors. The company owns the "Pixicade" and "Pixicade Pets" apps on the iOS, Android and Amazon app stores and sells in-app purchases, subscriptions and advertisements within the app.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation/Amortization is computed using a straight-line mid- month convention method over the estimated useful lives of the assets

Repairs and maintenance performed on equipment or software are expensed as incurred.

Intangible assets excluding software (Like Copyrights, Patent and Trademark) are recorded at Cost. Starting this year 2023 the company will amortize Intangible asset in 20years, the first year of Amortization being 2023.

The Company has developed software "Pixicade Pets", "Pixicade" and upgraded "Pixicade 2023 Version2" and is in process of building software "Game Engine". The Portion of the Salary Expenses related to developing these software is capitalized. The Software cost after commercial launch date is Amortized over 60months/5Years.

There are no indication of Impairment of the software developed and the software that is in the process of development.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Related party transactions

The company paid Compensation to its director as below. These are the only related party transaction during the year mentioned.

Director Name	2023	2022
Martin Horstman	$95,455	$90,188
Alysha Horstman	$83,846	$90,192

3. Deferred Tax Calculation (For Carryforward Losses)

Tax Year	Tax Benefit - Federal	Tax Benefit - State	Total	Tax Year benefit expires
2019	22,694	7,020	29,714	Indefinite
2020	53,001	16,405	69,407	Indefinite
2021	24,857	7,694	32,551	Indefinite
2022	220,913	68,378	289,290	Indefinite
2023	24,143	7,473	31,617	Indefinite
Total	**345,608**	**106,971**	**452,579**	
Less : Valuation	-	-	-	
Net Deferred Tax Asset	**345,608**	**106,971**	**452,579**	

The deferred tax has been calculated on NOL in tax return of the company as on date @21% for Federal and 6.5% for State until 2022, the tax return of 2023 is yet to be filed and the operating loss is based on the estimated loss for the year 2023.

4. Convertible Debts

The Long term liabilities of the company of $140K is an Interest free convertible debt against a Simple Agreement For Future Equity.

5. Commitments and

As of the date of issuance of financials, Feb 06, 2024, the company has no commitments or contingencies.

6. Subsequent Events

Management has evaluated subsequent events through Feb 06, 2024, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.